From:	Geron, Anthony
Sent:	Tuesday, January 25, 2011 4:51 PM
To:	‘SandoeC@sec.gov’
Cc:	Spinola, P. Jay
Subject:	Apollo Senior Floating Rate Fund - N-2 Excerpts

Christian,

As discussed, attached for your review are excerpts of the Form N-2 for Apollo Senior Floating Rate Fund Inc. Specifically, attached are the sections entitled “Management of the Fund,” “Agreements with the Adviser” and “The Portfolio Managers.” Please let us know if you have any questions or concerns.

Regards,

Tony

Anthony Geron

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, NY 10019-6099

(212) 728-8510

ageron@willkie.com

MANAGEMENT OF THE FUND

Board of Directors

The Board of Directors of the Fund is responsible for the overall supervision of the operations of the Fund and performs the various duties imposed on the directors of investment companies by the Investment Company Act and applicable Maryland law.

Biographical Information. Certain biographical and other information relating to the Directors of the Fund is set out below, including their ages, their principal occupations for at least the last five years, the length of time served, the total number of portfolios overseen in the complex of funds advised by the Adviser (“Apollo Funds”) and other public directorships.

Name, Address(1) and Age of Director	Position(s) Held with the Fund	Term of Office and Length of Time Served	Principal Occupation(s) During Past Five Years	Number of Apollo Funds and Portfolios Overseen	Other Directorships Held by the Director During Past Five Years
Interested Director(2) Barry Cohen 58	Director and Chairman of the Board	Since 2011	Senior Managing Director, Apollo Capital Markets since 2008; Senior Managing Director, Bear Stearns Asset Management from 2003 to 2008.	1	None.

Independent Directors(3) Glenn N. Marchak(4) 54	Director	Since 2011	Managing Director and Senior Portfolio Manager, Citi Capital Advisors (formerly Citigroup Alternative Investments) from 2005 to 2008; Senior Vice President, Travelers Asset Management International Company LLC from 1998 to 2005.	1	None.

Carl J. Rickertsen 50	Director	Since 2011	Managing Partner, Pine Creek Partners (private equity investment firm) since 2005; Chief Operating Officer and Partner, Thayer Capital Partners (private equity investment firm) from 1994 to 2004.	1	MicroStrategy Incorporated; Convera Corporation; UAP Holding Corp.; and Homeland Security Capital Corporation.

Name, Address(1) and Age of Director	Position(s) Held with the Fund	Term of Office and Length of Time Served	Principal Occupation(s) During Past Five Years	Number of Apollo Funds and Portfolios Overseen	Other Directorships Held by the Director During Past Five Years

Todd J. Slotkin(5) 57	Director	Since 2011	Former Senior Managing Director, Irving Place Capital (private equity investment firm); Co-Founder and Managing Partner, Newton Pointe Partners (consulting firm) from 2007 to 2008; Managing Director, Natixis Capital Markets (finance) from 2006 to 2007; Executive Vice President and Chief Financial Officer, MacAndrews & Forbes Holdings, Inc. from 1999 to 2006.	1	CBIZ, Inc.; Martha Stewart Living Omnimedia, Inc.; and Allied Security Holdings.

(1)	The address of each Director is care of the Fund at 9 West 57th Street, 43rd Floor, New York, NY 10019.
(2)	“Interested person,” as defined in the Investment Company Act, of the Fund. Mr. Cohen is an interested person of the Fund due to his affiliation with the Adviser.
(3)	“Independent Directors” are directors who are not “interested persons,” as defined in the Investment Company Act, of the Fund.
(4)	Mr. Marchak serves as chairman of the Audit Committee.
(5)	Mr. Slotkin serves as the Lead Independent Director.

Biographical Information of the Executive Officers of the Fund. Certain biographical and other information relating to the executive officers of the Fund is set out below:

Name, Address(1) and Age of Officer	Position(s) Held with the Fund	Term of Office and Length of Time Served	Principal Occupation(s) During Past Five Years
Joseph Moroney 39	President and Chief Investment Officer	Since 2011	Loan product manager, Apollo Management L.P. since 2008; Senior Managing Director and Senior Portfolio Manager, Aladdin Capital Management from 2001 to 2008.

Jodi Sarsfield 39	Treasurer and Chief Financial Officer	Since 2011	Controller, AP Alternative Assets, L.P. and Apollo Palmetto Strategic Partnership, L.P. since 2007 and 2008, respectively; Ms. Sarsfield joined the Apollo organization (“Apollo”) in 2007; Controller and Vice President, Greenhill, Inc. from 2004 to 2007.

Joseph D. Glatt 37	Secretary and Chief Legal Officer	Since 2011	Secretary and Vice President, Apollo Investment Corporation since 2010 and 2009, respectively; General Counsel, Apollo Capital Management, L.P. since 2007; Associate, Schulte Roth & Zabel LLP (law firm) from 2003 to 2007.

Cindy Michel 36	Chief Compliance Officer	Since 2011	Chief Compliance Officer and Vice President, Apollo Investment Corporation since 2010; Director of Compliance, Apollo Global Management, LLC since 2007; Director of Compliance, Lehman Brothers, Private Equity Division, from 2004 to 2007.

(1)	The address of each officer is care of the Fund at 9 West 57th Street, 43rd Floor, New York, NY 10019.

Stock Ownership. Information relating to each Director’s share ownership in the Fund and in all Apollo Funds as of December 31, 2010 is set out in the chart below.

Name	Dollar Range of Equity Securities in the Fund	Aggregate Dollar Range of Equity Securities in Apollo Funds
Interested Director
Barry Cohen	None	None

Independent Directors
Glenn N. Marchak	None	None
Carl J. Rickertsen	None	None
Todd J. Slotkin	None	None

As of the date of this prospectus, none of the Directors and officers of the Fund owned any outstanding shares of the Fund. As of the date of this prospectus, none of the Independent Directors of the Fund or their immediate family members owned beneficially or of record any securities in the Adviser or the Underwriters.

Compensation of Directors. The following table sets forth the estimated compensation to be paid by the Fund to the Directors projected through the end of the Fund’s first fiscal year and the projected aggregate compensation to be paid to them from all Apollo Funds for the calendar year ending December 31, 2011. The Directors who are “interested persons,” as defined in the Investment Company Act, of the Fund and the Fund’s officers do not receive compensation from the Fund.

Name	Aggregate Compensation from the Fund			Pension or Retirement Benefits Accrued as Part of Fund Expenses	Total Compensation from the Fund and Apollo Fund Complex Paid to Each Director
Interested Director
Barry Cohen		None		None		None

Independent Directors
Glenn N. Marchak	$	[28,000	]	None	$	[28,000	]
Carl J. Rickertsen	$	[25,000	]	None	$	[25,000	]
Todd J. Slotkin	$	[25,000	]	None	$	[25,000	]

Board Structure and Role of the Board of Directors in Risk Oversight

The Investment Company Act requires that at least 40% of the Directors be Independent Directors. Currently, three of the four Directors are Independent Directors. The Chairman of the Board of Directors is an interested person of the Fund, and the Independent Directors have designated a Lead Independent Director who chairs meetings or executive sessions of the Independent Directors, reviews and comments on Board of Directors meeting agendas, represents the views of the Independent Directors to management and facilitates communication among the Independent Directors and their counsel and between management and the Independent Directors. The Board of Directors has determined that its leadership structure, in which the Independent Directors have designated a Lead Independent Director, is appropriate in light of the services that the Adviser and its affiliates provide to the Fund and potential conflicts of interest that could arise from these relationships.

The Board of Directors’ primary role is oversight of the management of the Fund. As is the case with virtually all investment companies, the Fund’s service providers, primarily the Adviser and its affiliates, have responsibility for the Fund’s day-to-day management, which includes responsibility for risk management (including management of investment performance and investment risk, valuation risk, issuer and counterparty credit risk, compliance risk and operational risk). As part of its oversight, the Board of Directors, acting at its scheduled meetings, or the Chairman or the Lead Independent Director acting between Board of Directors meetings, regularly interacts with and receives reports from senior personnel of the Fund and its service providers.

The Audit Committee of the Board of Directors (which consists of all the Independent Directors), meets regularly, and between meetings the Audit Committee Chair maintains contact, with the Fund’s independent registered public accounting firm, and the Fund’s Treasurer. The Board of Directors also receives periodic presentations from senior personnel of the Adviser or its affiliates regarding risk management, as well as periodic presentations regarding specific operational, compliance or investment areas such as business continuity, personal trading, valuation, credit and investment research.

The Adviser and other service providers have adopted a variety of policies, procedures and controls designed to address the Fund’s particular risks. However, it is not possible to eliminate, or even to mitigate, all of the risks applicable to the Fund. The Board of Directors receives reports from Fund counsel or counsel to the Adviser and the Board of Directors’ own independent legal counsel regarding regulatory compliance and governance matters. The Board of Directors’ oversight role does not make the Board of Directors a guarantor of Fund investments or activities or the activities of any of the Fund’s service providers.

Committees of the Board of Directors

Audit Committee.

The Audit Committee operates pursuant to an Audit Committee charter approved by the Board of Directors. The charter sets forth the responsibilities of the Audit Committee, which include assisting the Board of Directors in its oversight of (i) the integrity of the financial statements of the Fund; (ii) the independent registered public accounting firm’s (the “Independent Auditor”) qualifications and independence; (iii) the performance of the Fund’s internal audit function and Independent Auditor; and (iv) the compliance by the Fund with legal and regulatory requirements. The Audit Committee is presently composed of each of the Independent Directors. Since the Fund has been incorporated, the Audit Committee has held one meeting.

Nominating and Corporate Governance Committee.

The Nominating and Corporate Governance Committee is responsible for (i) identifying and selecting or recommending qualified nominees to be elected to the Board of Directors at the annual meeting of stockholders (consistent with criteria approved by the Board of Directors); (ii) identifying, selecting or recommending qualified nominees to fill any vacancies on the Board of Directors or a committee thereof (consistent with criteria approved by the Board of Directors); (iii) developing and recommending to the Board of Directors a set of corporate governance principles applicable to the Fund; (iv) overseeing the evaluation of the Board of Directors, any committees thereof and management; and (v) undertaking such other duties and responsibilities as may from time to time be delegated by the Board of Directors. The Nominating and Corporate Governance Committee is presently composed of each of the Independent Directors. The Nominating and Corporate Governance Committee has not held any meetings.

Information About Each Director’s Experience, Qualifications, Attributes or Skills.

Additional information about each Director follows (supplementing the information provided in the tables above) that describes some of the specific experiences, qualifications, attributes or skills that each Director possesses which the Board believes has prepared them to be effective Directors. The Board of Directors believes that the significance of each Director’s experience, qualifications, attributes or skills is an individual matter (meaning that experience that is important for one Director may not have the same value for another) and that these factors are best evaluated at the Board level, with no single Director, or particular factor, being indicative of Board effectiveness. However, the Board of Directors believes that Directors need to have the ability to critically review, evaluate, question and discuss information provided to them, and to interact effectively with Fund management, service providers and counsel, in order to exercise effective business judgment in the performance of their duties. Experience relevant to having this ability may be achieved through a Director’s educational background; business, professional training or practice (e.g., accounting or law); public service or academic positions; experience from service as a board member or as an executive of investment funds, public companies or significant private or not-for-profit entities or other organizations; and/or other life experiences. To assist them in evaluating matters under federal and state law, the Independent Directors are counseled by their own independent legal counsel, who participates in Board meetings and interacts with the Adviser, and also may benefit from information provided by the Fund’s or the Adviser’s counsel; both counsel to the Independent Directors and the Fund have significant experience advising funds and fund board members. The Board of Directors and its committees have the ability to engage other experts as appropriate. The Board of Directors evaluates its performance on an annual basis.

Independent Directors

Glenn N. Marchak. Mr. Marchak was a Managing Director and Senior Portfolio Manager of Citi Capital Advisors (formerly Citigroup Alternative Investments (“CAI”)) through February 2008. At the time, CAI was Citigroup’s integrated alternative investments platform that managed over $100 billion of assets. Mr. Marchak managed the Leveraged Loan Investments Group. He originated, marketed and managed a variety of funds primarily invested in leveraged loans. He was a member of both the Management Committee and Management Counsel of CAI. He was also a member of the Mezzanine Investments Committee. He also managed a New York Stock Exchange traded closed-end fund. Previously, Mr. Marchak was a Managing Director at Smith Barney where he was responsible for developing and heading the firm’s leveraged lending and loan syndication effort. Prior to that, he was a Senior Vice President and Head of Loan Syndications at Nat West Markets. Before joining Nat West Markets, he was a Vice President at Citibank where he was a member of the Leveraged Finance Division providing debt capital to the leveraged buyout community and subsequently, a member of the Loan Syndications Department. He began his business career at Ernst & Young (formerly Arthur Young & Company) where he became an Audit Manager and was a founder of that firm’s Reorganization and Insolvency practice. Mr. Marchak currently serves as a board member of Resolvion / Atlanta Equity Investors, LLC and formerly was a board member of Mediq Incorporated, a medical equipment company. Mr. Marchak earned his BSA in Accounting from the University of Florida and is a Certified Public Accountant.

Carl J. Rickertsen. Mr. Rickertsen is currently managing partner of Pine Creek Partners, a private equity investment firm, a position he has held since January 2004. From January 1998 to January 2004, Mr. Rickertsen was chief operating officer and a partner at Thayer Capital Partners, a private equity investment firm. From September 1994 to January 1998, Mr. Rickertsen was a managing partner at Thayer. Mr. Rickertsen was a founding partner of three Thayer investment funds totaling over $1.4 billion and is a published author. Mr. Rickertsen has been a member of the Board of Directors of MicroStrategy, a publicly-traded software firm, since October 2002. Mr. Rickertsen was formerly a board member of publicly-traded companies Convera Corporation, a search-engine software company, UAP Holding Corp., a distributor of agriculture products, and Homeland Security Capital Corporation, a specialized technology provider to government and commercial customers. Mr. Rickertsen received a BS from Stanford University and an MBA from Harvard Business School.

Todd J. Slotkin. Mr. Slotkin has served as the portfolio manager of Irving Place Capital, a private equity firm. Mr. Slotkin served as a Managing Director and co-head of the Natixis Capital Markets Leveraged Finance business from 2006 to 2007. Previously, Mr. Slotkin served as Executive Vice President and Chief Financial Officer of MacAndrews & Forbes Holdings, Inc. from 1999 to 2006. In addition, he was Chief Financial Officer of M & F Worldwide Corp., a public company, from 1999 to 2006. Prior to joining MacAndrew & Forbes in 1992 as a senior vice president, Mr. Slotkin spent over 17 years with Citicorp, now known as Citigroup. Since 2003, he has been a director of CBIZ, Inc., a publicly-traded provider of business services, products and solutions for financial and employee management, where he is on the audit and compensation committees. He has been a director of Martha Stewart Living Omnimedia, Inc. since March 2008. Mr. Slotkin was formerly a board member of Allied Security Holdings LLC, a publicly-traded provider of contract security office services, and TransTech Pharma, Inc., a pharmaceutical company. Mr. Slotkin is the chairman, director and co-founder of the Food Allergy Initiative.

Interested Director

Barry Cohen. Mr. Cohen joined Apollo in 2008 and serves as a Senior Managing Director of Apollo Capital Markets. Prior to that time he was with Bear Stearns from 1987 to 2008. Mr. Cohen joined Bear Stearns in 1987 as head of its Risk Arbitrage Department, where he also co-headed the Bear Stearns Global Equity Arbitrage Funds. From 2003 to 2008, he worked in Bear Stearns Asset Management, focusing on its hedge fund businesses. Prior to joining Bear Stearns in 1987, Mr. Cohen was a risk arbitrageur at First Boston Corporation, a partner in Bedford Partners, a risk arbitrage hedge fund, and a mergers and acquisitions lawyer at Davis Polk & Wardwell. Mr. Cohen graduated summa cum laude from Harvard College with a BA in Applied Mathematics and received JD and MBA degrees from Harvard Law School and Harvard Business School, respectively. Mr. Cohen is a member of the Board of Directors of both the Mt. Sinai Children’s Center Foundation and The Michael J. Fox Foundation for Parkinson’s Research.

AGREEMENTS WITH THE ADVISER

The Investment Adviser

Apollo Credit Management, LLC serves as the Fund’s investment adviser. The principal executive offices of the Adviser are at 9 West 57th Street, New York, NY 10019. As of the date of this prospectus, the Adviser has no assets under management and no operating history. However, affiliates of the Adviser, as of September 30, 2010, had a total of approximately $58 billion in assets under management including over $15 billion in loans and bonds.

The Adviser provides certain investment advisory, management and administrative services to the Fund pursuant to an investment advisory and management agreement with the Fund (the “Investment Advisory Agreement”). The Fund and the Adviser have also entered into an Administrative Services and Expense Reimbursement Agreement pursuant to which the Adviser will provide certain administrative services, personnel and facilities to the Fund and perform operational services necessary for the operation of the Fund not otherwise provided by other Fund service providers. Pursuant to this agreement, the Fund will reimburse the Adviser at cost, at the Adviser’s request, for certain costs and expenses incurred by the Adviser that are necessary for the administration and operation of the Fund.

The Adviser may elect from time to time, in its sole discretion, to waive its right to reimbursement or its receipt of the advisory fee. If the Adviser elects to waive its compensation, such action may have a positive affect on the Fund’s performance or yield. The Adviser is under no obligation to waive its fees or rights to reimbursement, may elect not to do so, or may decide to waive its compensation periodically.

The Adviser has entered into a marketing agreement with TS Capital, LLC (“TSC”) and its affiliated broker- dealer, ABAX Brokerage Services, Inc. (“ABAX”) under which TSC and ABAX provide assistance to the Adviser with respect to the Fund’s common shares and shareholder services. The fees due pursuant to this distribution agreement will be paid exclusively by the Adviser (and not the Fund). The services provided by TSC and ABAX to the Adviser include, without limitation, marketing assistance, distribution support and shareholder servicing.

Investment Advisory Agreement and Advisory Fee

The Investment Advisory Agreement provides that, subject to the supervision of the Fund’s Board of Directors, the Adviser is responsible for management and oversight of the Fund’s portfolio. The Investment Advisory Agreement obligates the Adviser to provide investment advisory, management and certain other services to the Fund. Unless earlier terminated as described below, the Investment Advisory Agreement will remain in effect for a period of two years from the date of execution and will remain in effect from year to year thereafter if approved annually (a) by the Board of Directors of the Fund or by a majority of the outstanding shares of the Fund and (b) by a majority of the Directors who are not parties to such contract or interested persons (as defined in the Investment Company Act) of any such party. Such contract is not assignable and may be terminated without penalty on 60 days’ prior written notice at the option of either party thereto or by the vote of the shareholders of the Fund. The Investment Advisory Agreement provides that in the absence of willful misfeasance, bad faith, gross negligence or reckless disregard of its obligations thereunder, the Fund may indemnify the Adviser, under certain circumstances, against liabilities arising from the Adviser’s performance of its duties under the Investment Advisory Agreement.

For its services, the Fund pays the Adviser a monthly fee at the annual rate of 1% of the average daily value of the Fund’s Managed Assets. “Managed Assets” means the total assets of the Fund (including any assets attributable to any preferred shares that may be issued or to money borrowed (including the liquidation preference of preferred shares) or notes issued by the Fund) minus the sum of the Fund’s accrued liabilities, including accrued interest and accumulated dividends (other than liabilities for money borrowed or notes issued). Fees for any partial month are appropriately pro rated. During periods when the Fund is using leverage, if any, the fees paid to the Adviser will be higher than if the Fund did not use leverage because the fees paid are calculated on the basis of the Fund’s Managed Assets, which includes the assets purchased through leverage.

A discussion regarding the basis of the Board of Directors’ approval of the Investment Advisory Agreement will be available in the Fund’s first shareholder report issued following the effectiveness of this prospectus.

THE PORTFOLIO MANAGERS

Unless otherwise indicated, the information below is provided as of the date of this prospectus.

The following individuals (the “Portfolio Managers”) have primary responsibility for the day-to-day implementation of the Fund’s investment strategy:

Joseph Moroney, CFA. Mr. Moroney is the Adviser’s loan product manager and will serve as the senior portfolio manager for the Fund. Mr. Moroney joined Apollo in 2008. Prior to that time, Mr. Moroney was with Aladdin Capital Management where he most recently served as the Senior Managing Director and Senior Portfolio Manager in the Leveraged Loan Group. Mr. Moroney’s career spans 17 years, focused in financial advisory and investment management, with experience at various leading financial services firms including Merrill Lynch Investment Managers. Mr. Moroney graduated from Rutgers University with a BS in Ceramic Engineering, and he is also a Chartered Financial Analyst.

Bret Leas. Mr. Leas joined Apollo in 2009 and will serve as a portfolio manager of the Fund. Prior to that time, Mr. Leas was a Director at Barclays Capital where he served in a variety of different roles, most recently as a member of the Credit Structuring Group. From 2000 to 2004 he was an attorney at Weil, Gotshal & Manges LLP in the Structured Finance/Derivatives Group, primarily focusing on asset-backed securities, CDOs and credit derivatives. Mr. Leas graduated cum laude from the University of Maryland with a BA in History and received his JD, cum laude, from Georgetown University Law Center.

Robert Ruberton. Mr. Ruberton is the Adviser’s portfolio manager for European investments and will serve as a portfolio manager of the Fund. Mr. Ruberton joined Apollo in 2004, and has had investment responsibilities across multiple credit funds managed by Apollo affiliates. Previously, Mr. Ruberton was with Arsenal Capital Partners, a middle-market private equity fund, from December 2000 through June 2004. From August 1997 through December 2000, Mr. Ruberton was an investment banker at Donaldson, Lufkin & Jenrette in the Leveraged Finance Group. Mr. Ruberton graduated cum laude from Harvard College with an AB in Economics.

Alexander B. Wright. Mr. Wright joined Apollo in 2011 and will serve as a portfolio manager of the Fund. Prior to joining Apollo, Mr. Wright was with GSC Group where he served in a variety of different roles mostly recently as the Chief Administrative Officer and Chief Financial Officer. Prior to these executive roles he was the head of the US Corporate Debt business. From 2003 to 2007, Mr. Wright served as head of origination for the U.S. Corporate Debt business. Prior to that, Mr. Wright was with IBJ Whitehall Bank & Trust Corporation and Chemical Banking Corporation. Mr. Wright graduated from Rutgers College with a BA degree in Political Science and a minor in Economics, and from Fordham University with an MBA degree.

* * *

In implementing the Fund’s investment strategy, the Portfolio Managers will have access to the experience and expertise of Mr. Anthony M. Civale and Mr. James Zelter. Messrs. Civale and Zelter are senior executives in the Apollo organization and are primarily responsible for the development and growth of the organization’s loan business. Messrs. Civale and Zelter continue to oversee and operate the loan business for various Apollo sponsored entities and are active in other business operations, but will not have primary responsibility for the Fund’s day-to-day investment activities. Biographies of Mr. Civale and Mr. Zelter are included below.

Anthony M. Civale. Mr. Civale is a Senior Partner of Apollo Management, L.P. (Apollo’s private equity business) and is Co-head of Apollo’s loan business, which includes the Adviser. Mr. Civale serves on the board of directors of Berry Plastics Group, Inc., and he has previously served on the boards of directors of Breuners Home Furnishing Corp., Covalence Specialty Materials, Corp., Goodman Global, Inc., Harrah’s Entertainment Inc. and Prestige Cruises. Mr. Civale also serves on the board of directors of Youth INC, a non-profit organization, and is a member of the Board of Trustees of Middlebury College. In addition to his responsibilities in Apollo’s loan and private equity businesses, Mr. Civale also has responsibilities with respect to corporate development for Apollo Global Management, LLC (“AGM”). Prior to joining Apollo, Mr. Civale was employed by Deutsche Bank Securities and Bankers Trust Company in their Corporate Finance Divisions. Mr. Civale graduated from Middlebury College with a BA in Political Science.

James Zelter. Mr. Zelter is Managing Partner of Apollo Capital Management and is Co-head of AGM’s loan business, which includes the Adviser. Mr. Zelter joined Apollo Management, L.P. in 2006. Mr. Zelter is the Managing Director of Apollo’s capital markets business, Chief Executive Officer and director of Apollo Investment Corporation, and director of AP Investment Europe Limited. Prior to joining Apollo, Mr. Zelter was with Citigroup Inc. and its predecessor companies from 1994 to 2006. From 2003 to 2005, Mr. Zelter was Chief Investment Officer of Citigroup Alternative Investments, and prior to that he was responsible for the firm’s Global High Yield franchise. Prior to joining Citigroup in 1994, Mr. Zelter was a High Yield Trader at Goldman Sachs & Co. Mr. Zelter is a board member of DUMAC, the investment management company that oversees the Duke Endowment and Duke Foundation. Mr. Zelter has a degree in Economics from Duke University.

In addition, the Portfolio Managers will be able to draw on the experience and expertise of other senior personnel of the Adviser and its affiliates, including Leon Black, Marc Rowan and Joshua Harris. Messrs. Black, Rowan and Harris, however, will not be primarily involved in managing the Fund’s portfolio or its day-to-day operations.

Leon Black. Mr. Black is the Chairman of the Board and Chief Executive Officer of AGM and a Managing Partner of Apollo Management, L.P. which he founded in 1990 to manage investment capital on behalf of a group of institutional investors, focusing on corporate restructuring, leveraged buyouts, and taking minority positions in growth-oriented companies. From 1977 to 1990, Mr. Black worked at Drexel Burnham Lambert Incorporated, where he served as Managing Director, head of the Mergers and Acquisitions Group and co-head of the Corporate Finance Department. He serves on the boards of directors of Sirius XM Radio Inc., and the general partner of AP Alternative Assets. Mr. Black is a trustee of Dartmouth College, The Museum of Modern Art, Mt. Sinai Hospital, The Metropolitan Museum of Art, Prep for Prep, and The Asia Society. He is also a member of The Council on Foreign Relations, The Partnership for New York City and the National Advisory Board of JPMorgan Chase. Mr. Black is also a member of the Board of Faster Cures and the Port Authority Task Force. He graduated summa cum laude from Dartmouth College with a major in Philosophy and History and received an MBA from Harvard Business School.

Joshua Harris. Mr. Harris is a Senior Managing Director of AGM and Managing Partner of Apollo Management, L.P. which he co-founded in 1990. Prior to 1990, Mr. Harris was a member of the Mergers and Acquisitions Group of Drexel Burnham Lambert Incorporated. Mr. Harris currently serves on the boards of directors of the general partner of AP Alternative Assets, AGM, Berry Plastics Group, Inc., LyondellBasell Industries, CEVA Group plc and Momentive Performance Materials. Mr. Harris has previously served on the boards of directors of Verso Paper, Metals USA, Nalco, Allied Waste Industries, Pacer International, General Nutrition Centers, Furniture Brands International, Compass Minerals Group, Alliance Imaging, NRT Inc., Covalence Specialty Materials, United Agri Products, Quality Distribution, Whitmire Distribution, and Noranda Aluminum. Mr. Harris is actively involved in charitable and political organizations. He is a member and serves on the Corporate Affairs Committee of the Council on Foreign Relations. Mr. Harris serves as Chairman of the Department of Medicine Advisory Board for The Mount Sinai Medical Center and is on the Board of Trustees of the Mount Sinai Medical Center. Mr. Harris is a member of The Federal Reserve Bank of New York Investors Advisory Committee on Financial Markets. He is also a member of The University of Pennsylvania’s Wharton Undergraduate Executive Board and is on the Board of Trustees for The Allen-Stevenson School and Harvard Business School. Mr. Harris graduated summa cum laude and Beta Gamma Sigma from the University of Pennsylvania’s Wharton School of Business with a Bachelor of Science degree in Economics and received his MBA from the Harvard Business School, where he graduated as a Baker and Loeb Scholar.

Marc Rowan. Mr. Rowan is a Senior Managing Director of AGM and Managing Partner of Apollo Management, L.P., which he co-founded in 1990. Prior to that time, Mr. Rowan was a member of the Mergers and Acquisitions Group of Drexel Burnham Lambert Incorporated, with responsibilities in high yield financing, transaction idea generation and merger structure negotiation. Mr. Rowan currently serves on the boards of directors of the general partner of AP Alternative Assets, L.P., AGM, Athene Re, Countrywide PLC, Harrah’s Entertainment, Inc. and Norwegian Cruise Lines. He has previously served on the boards of directors of AMC Entertainment, Inc., Culligan Water Technologies, Inc., Furniture Brands International, Mobile Satellite Ventures, LLC, National Cinemedia, Inc., National Financial Partners, Inc., New World Communications, Inc., Quality Distribution, Inc., Samsonite Corporation, SkyTerra Communications Inc., Unity Media SCA, Vail Resorts, Inc. and Wyndham International, Inc. Mr. Rowan is also active in charitable activities. He is a founding member and serves on the executive committee of the Youth Renewal Fund and is a member of the boards of directors of the National Jewish Outreach Program and the Undergraduate Executive Board of the University of Pennsylvania’s Wharton School of Business. Mr. Rowan graduated summa cum laude from the University of Pennsylvania’s Wharton School of Business with a BS and an MBA in Finance.

Other Accounts Managed. As of September 30, 2010, the Portfolio Managers were primarily responsible for the day-to-day portfolio management of the following accounts:

Name of Portfolio Manager	Type of Accounts	Total # of Accounts Managed	Total Assets(1)	# of Accounts Managed for which Advisory Fee is Based on Performance	Total Assets for which Advisory Fee is Based on Performance(2)
Joseph Moroney	Registered Investment Companies	None	None	None	None
	Other Pooled Investment Vehicles	5	$9.859 billion	3	$8.957 billion
	Other Accounts	None	None	None	None

Bret Leas	Registered Investment Companies	None	None	None	None
	Other Pooled Investment Vehicles	5	$9.859 billion	3	$8.957 billion
	Other Accounts	None	None	None	None

Robert Ruberton	Registered Investment Companies	None	None	None	None
	Other Pooled Investment Vehicles	3	$4.734 billion	2	$4.565 billion
	Other Accounts	None	None	None	None

Alexander B. Wright(3)	Registered Investment Companies	None	None	None	None
	Other Pooled Investment Vehicles	5	$9.859 billion	3	$8.957 billion
	Other Accounts	None	None	None	None

(1)	Total assets represents assets under management as defined by Apollo Global Management, LLC, which includes unfunded commitments.
(2)	Represents the assets under management of the accounts managed that generate incremental fees in addition to management fees.
(3)	Mr. Wright joined Apollo in 2011 and assumed management of the accounts and assets as indicated at that time.

Compensation. The Adviser’s financial arrangements with its portfolio managers, its competitive compensation and its career path emphasis at all levels reflect the value senior management places on key resources. Compensation may include a variety of components and may vary from year to year based on a number of factors. The principal components of compensation include a base salary and a discretionary bonus.

Base Compensation. Generally, portfolio managers receive base compensation based on their individual seniority and their position within the firm.

Discretionary Compensation. In addition to base compensation, portfolio managers may receive discretionary compensation. Discretionary compensation may be based on individual seniority and contribution.

Material Conflicts of Interest. Actual or apparent conflicts of interest may arise when a Portfolio Manager has day-to-day management responsibilities with respect to more than one fund or other account.

Certain inherent conflicts of interest arise from the fact that the Portfolio Managers, the Adviser and its affiliates provide investment management services both to the Fund and the other Apollo-advised funds, including, other funds, as well as, client accounts, proprietary accounts and any other investment vehicles that the Adviser and its affiliates may establish from time to time managed by the Adviser and its affiliates in which the Fund will not have an interest. The investment program of the Fund and the other Apollo-advised funds may or may not be substantially similar. The Portfolio Managers, the Adviser and its affiliates may give advice and recommend securities to the other Apollo-advised funds that may differ from advice given to, or securities recommended or bought for, the Fund, even though their investment objectives may be the same or similar to those of the Fund.

The Adviser will seek to manage potential conflicts of interest in good faith; nonetheless, the portfolio strategies employed by the Portfolio Managers, the Adviser and its affiliates in managing the other Apollo-advised funds could conflict with the transactions and strategies employed by the Portfolio Managers in managing the Fund and may affect the prices and availability of the securities and instruments in which the Fund invests. Conversely, participation in specific investment opportunities may be appropriate, at times, for both the Fund and the other Apollo-advised funds. It is the policy of the Adviser to generally share appropriate investment opportunities (and sale opportunities) with the other Apollo-advised funds. In general, this policy will result in such opportunities being allocated pro rata among the Fund and the other Apollo-advised funds. Nevertheless, investment and/or opportunities may be allocated other than on a pro rata basis, to the extent it is done in good faith and does not, or is not reasonably expected to, result in an improper disadvantage or advantage to one participating client as compared to another participating client.

In the event investment opportunities are allocated among the Fund and the other Apollo-advised funds, the Fund may not be able to structure its investment portfolio in the manner desired. Although the Adviser endeavors to allocate investment opportunities in a fair and equitable manner, it is possible that the Fund may not be given the opportunity to participate in certain investments made by the other Apollo-advised funds or portfolio managers affiliated with the Adviser. Furthermore, the Fund and the other Apollo-advised funds may make investments in securities where the prevailing trading activity may make impossible the receipt of the same price or execution on the entire volume of securities purchased or sold by the Fund and the other Apollo-advised funds. When this occurs, the various prices may be averaged, and the Fund will be charged or credited with the average price. Thus, the effect of the aggregation may operate on some occasions to the disadvantage of the Fund. In addition, under certain circumstances, the Fund may not be charged the same commission or commission equivalent rates in connection with a bunched or aggregated order.

It is possible that other Apollo-advised funds may make investments in the same or similar securities at different times and on different terms than the Fund. From time to time, the Fund and the other Apollo-advised funds may make investments at different levels of an issuer’s capital structure or otherwise in different classes of an issuer’s securities. Such investments may inherently give rise to conflicts of interest or perceived conflicts of interest between or among the various classes of securities that may be held by such entities.

While these conflicts cannot be eliminated, the Adviser, when practicable, will cause the Fund and the other Apollo-advised funds to hold investments in the same levels of an issuer’s capital structure in the same proportion at each level; provided, however, that neither the Fund nor any other Apollo-advised fund will be required to hold an investment if holding such investment would result in a violation of the provisions of the organizational documents of the Fund or the other Apollo-advised fund, as applicable, or constitute a breach of, or default or debt repayment event with respect to, any credit facility or other debt instrument or obligation.

Although the professional staff of the Adviser will devote as much time to the management of the Fund as the Adviser deems appropriate to perform its obligations, the professional staff of the Adviser may have conflicts in allocating its time and services among the Fund and the Adviser’s other investment vehicles and accounts. The Adviser and its affiliates are not restricted from forming additional investment funds, from entering into other investment advisory relationships or from engaging in other business activities, even though such activities may be in competition with the Fund and/or may involve substantial time and resources of the Adviser and its professional staff. These activities could be viewed as creating a conflict of interest in that the time and effort of the members of the Adviser and their officers and employees will not be devoted exclusively to the business of the Fund but will be allocated between the business of the Fund and the management of the monies of other clients of the Adviser.

Beneficial Ownership of Securities. As of the date of this prospectus, none of the Portfolio Managers beneficially owns any equity securities of the Fund.

CONTROL PERSONS

A control person includes a person who beneficially owns more than 25% of the voting securities of a company. The Adviser has provided the initial capitalization of the Fund and therefore is a control person of the Fund because it is the sole shareholder of the Fund as of the date of this prospectus. The Adviser may also be considered a controlling person of the Fund under the Investment Company Act to the extent it has the power to exercise a controlling influence over the management or policies of the Fund.

NET ASSET VALUE

Net asset value per common share will be determined daily by an agent designated by the Fund for this purpose as of 4 p.m. on each day the NYSE is open for trading or at such other times as the Board of Directors may determine. The net asset value of the common shares of the Fund means the total assets of the Fund (including all securities, cash and other assets) minus the sum of the Fund’s total liabilities (including accrued expenses, dividends payable, borrowings and the liquidation value of any preferred stock) divided by the total number of common shares of the Fund outstanding.

In determining its net asset value, the Fund prices investments for which market quotations are readily available at such market quotations. Securities and assets for which market quotations are not readily available or for which the valuations provided by the primary pricing sources are believed to be unreliable are valued at fair value pursuant to procedures adopted by the Board of Directors of the Fund. Market quotations may be deemed not to represent fair value in certain circumstances where the Adviser reasonably believes that facts and circumstances applicable to an issuer, a seller or purchaser or the market for a particular security causes current market quotes not to reflect the fair value of the security. Examples of these events could include situations in which material events are announced after the close of the market on which a security is primarily traded, when a security trades infrequently causing a quoted purchase or sale price to become stale or in the event of a “fire sale” by a distressed seller.

If available, bank loans are priced based on valuations provided by an approved independent, third-party pricing agent or broker. If a price is not available from an independent, third-party pricing service or broker or, if the price provided by the independent third-party pricing service or broker is believed to be unreliable, the security will be fair valued pursuant to procedures adopted by the Board of Directors.

Long positions in securities traded in the OTC market, electronic dealer quotation system or Bulletin Board are valued at the mean between the last available bid and ask price or yield equivalent obtained from one or more dealers or any pricing services approved by the Board of Directors. Short positions in securities traded in the OTC market, electronic dealer quotation system or Bulletin Board are valued at the mean between the last available bid and ask price.

From:	Geron, Anthony
Sent:	Wednesday, January 26, 2011 10:18 PM
To:	‘SandoeC@sec.gov’
Cc:	Spinola, P. Jay
Subject:	Apollo Senior Floating Rate Fund - Language on Board structure

Christian.

As per your comment we received today regarding the registration statement of Apollo Senior Floating Rate Fund Inc., below is a proposed edit to the section entitled “Management of the Fund—Board Structure and Role of the Board of Directors in Risk Oversight.”

The Investment Company Act requires that at least 40% of the Directors be Independent Directors. Currently, three of the four Directors are Independent Directors. The Independent Directors exercise their informed business judgment to appoint an individual of their choosing to serve as Chairman, regardless of whether the Director happens to be independent or a member of management. The Board has determined that its leadership structure, in which the Chairman of the Board of Directors is an interested person of the Fund, is appropriate because the Independent Directors believe that an interested Chairman has a personal and professional stake in the quality and continuity of services provided by management to the Fund. The Independent Directors have determined that they can act independently and effectively without having an Independent Director serve as Chairman and that a key factor for assuring that they are in a position to do so is for the Directors who are independent of management to constitute a substantial majority of the Board. In addition, the Independent Directors have designated a Lead Independent Director who chairs meetings or executive sessions of the Independent Directors, reviews and comments on Board of Directors meeting agendas, represents the views of the Independent Directors to management and facilitates communication among the Independent Directors and their counsel and between management and the Independent Directors.

Please let us know if you have any questions or further comments.

Regards,

Tony

Anthony Geron

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, NY 10019-6099

(212) 728-8510

ageron@willkie.com

From:	Geron, Anthony
Sent:	Thursday, January 27, 2011 11:23 AM
To:	‘SandoeC@sec.gov’
Cc:	Spinola, P. Jay
Subject:	Apollo Senior Floating Rate Fund - Revised Summary of Fund Expenses section

Christian,

As discussed, attached is the current draft of the “Summary of Fund Expenses” section of the registration statement for Apollo Senior Floating Rate Fund, Inc. The attached pages are blacklined to show changes made since Amendment No. 3 to the registration statement that was filed on Tuesday evening.

Please let us know if you have any questions or concerns.

Regards,

Tony

Anthony Geron

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, NY 10019-6099

(212) 728-8510

ageron@willkie.com

SUMMARY OF FUND EXPENSES

The following table is intended to assist you in understanding the costs and expenses that an investor in shares of the Fund’s common stock will bear directly or indirectly. Shareholders should understand that some of the percentages indicated in the table below are estimates and may vary. The expenses shown in the table under “Other Expenses” and “Total Annual Expenses” are based on estimated amounts for the Fund’s annual operations and assume that the Fund issues approximately 17,500,000 common shares. The following table also assumes the Fund issues preferred shares and/or notes or other forms of indebtedness with an aggregate liquidation value and/or principal amount in an amount approximately equal to 33% of the Fund’s Managed Assets (after the leverage is incurred) and shows Fund expenses as a percentage of net assets attributable to common shares. If the Fund issues fewer common shares, all other things being equal, these expenses would increase as a percentage of net assets attributable to common shares.

Shareholder Transaction Expenses
Sales Load (as a percentage of common share offering price)	4.50	%(1)
Offering Expenses borne by the Fund (as a percentage of common share offering price)	0.20	%(2)
Dividend Reinvestment Plan Fees	None	(3)
Preferred Shares and/or Notes Offering Expenses borne by the Fund (as a percentage of common share offering price)	0.36	%(4)

	Percentage of Net Assets Attributable to Common Shares(5)(6)
Annual Expenses
Advisory Fees	1.49	%(7)
Dividends on Preferred Shares and/or Interest Payments on Borrowed Funds	1.14%
Other Expenses	0.67	%(8)

Total Annual Expenses	3.30%

(1)	For a description of the sales load and of other compensation paid to the Underwriters by the Fund and the Adviser, see “Underwriters.”
(2)	The Adviser has agreed to pay all of the Fund’s organizational expenses and the amount by which the Fund’s offering costs (other than the sales load) exceed $0.04 per share of common stock (0.20% of the offering price). See “Underwriters.” Based on an estimated asset size of 17,500,000 shares of common stock ($350,000,000), offering costs are estimated at approximately $1.7 million, of which the Adviser will pay approximately $1,000,000 and the Fund will pay approximately $700,000. However, if the Fund issues more than the assumed 17,500,000 shares of common stock, or if the Fund’s offering expenses are less than currently estimated, the amount of the Fund’s offering costs paid by the Adviser is expected to decrease or may be zero. The offering costs to be paid by the Fund are not included in the Total Annual Expenses amount shown in the table. Offering costs borne by the Fund’s shareholders will result in a reduction of capital of the Fund attributable to the Fund’s common shares.
(3)	You will be charged a fee if you direct the plan administrator to sell your shares held in a dividend reinvestment account.
(4)	If the Fund offers and/or issues preferred shares and/or notes, costs of the offering are estimated to be approximately 0.8% of the total offering price of the preferred shares and/or notes, all of which will be borne immediately by the Fund’s common shareholders and result in a reduction of the net asset value of the common shares. Based on an offering of 17,500,000 common shares and further assuming an offering and/ or issuance of preferred shares and/or notes with an aggregate liquidation value and/or principal amount of $163,673,000, the total offering costs of preferred shares and/or notes are estimated to be $1,243,367 or $0.07 per share (0.36% of the common share offering price).

(5)	For purposes of this table, we have assumed that the Fund has issued preferred shares and/or notes with an aggregate liquidation value or principal amount of 33% of its Managed Assets (after the issuance of preferred shares and/or notes).
(6)	The table presented below in this footnote sets forth the estimate of what the Fund’s expected annual expenses would be stated as percentages of the Fund’s net assets attributable to common shares, assuming that the Fund is the same size as in the table above but that no leverage is incurred. In accordance with these assumptions, the Fund’s expected expenses would be estimated to be as follows:

Percentage of Net Assets Attributable to Common Shares (Assumes No Leverage Incurred)
Annual Expenses
Advisory Fees	1.00%
Other Expenses	0.45%
Total Net Annual Expenses	1.45%

(7)	The Adviser will receive a monthly fee at the annual rate of 1% of the average daily value of the Fund’s Managed Assets. For the purposes of this table, it is assumed that the Fund has issued preferred shares and/ or notes or other indebtedness with an aggregate liquidation value or principal amount of approximately 33% of its Managed Assets (after the leverage is incurred). The Adviser may elect from time to time, in its sole discretion, to waive its right to reimbursement or its receipt of the advisory fee. If the Adviser elects to waive its compensation, such action may have a positive affect on the Fund’s performance or yield. The Adviser is under no obligation to waive its fees or rights to reimbursement, may elect not to do so, or may decide to waive its compensation periodically.
(8)	Other Expenses have been estimated based on estimated asset levels and expenses for the Fund’s first year of operations. These amounts include estimated payments of approximately $525,000 by the Fund to the Adviser under an Administrative Services and Expense Reimbursement Agreement between the Fund and the Adviser. See “Agreements with the Adviser.”

Example

While the example assumes, as required by the SEC, a 5% annual return, the Fund’s performance will vary and may result in a return greater or less than 5%. An investor would pay the following expenses (including the sales load of $45, estimated offering expenses of this offering of $2 on a $1,000 investment and estimated offering expenses related to the issuance of preferred shares and/or notes or other forms of indebtedness of $3.55) assuming total annual expenses of 3.30% and a 5% annual return throughout the periods.

	1 Year	3 Years	5 Years	10 Years
Total Expenses Incurred	$82	$146	$213	$389

If dividends and/or interest paid on preferred shares and/or notes are not included, the total expenses incurred for 1, 3, 5 and 10 years will be $71, $114, $159 and $284, respectively.

This Example and the expenses in the table above should not be considered a representation of future Fund expenses; actual expenses may be greater or less than those shown. While the example assumes reinvestment of all dividends and distributions at net asset value, participants in the Fund’s dividend reinvestment plan will receive a number of shares of Fund common stock, determined by dividing the total dollar amount of the dividend payable to a participant by the market price per share of the common stock at the close of trading on the valuation date for the dividend. See “Dividend Reinvestment Plan” for additional information regarding the Fund’s dividend reinvestment plan.